Exhibit 10.2

[Discover Letterhead]

March 27, 2024

J. Michael Shepherd,

 Address on file with Discover

Re:	Terms of Employment –

Interim Chief Executive Officer and Interim President

Dear Michael:

On behalf of the Board of Directors (the “Board”) of Discover Financial Services (“Discover”), we are pleased to confirm the terms of your service as Interim Chief Executive Officer and President.

1.	Effective Date. Your employment will commence on April 1, 2024 (the “Effective Date”).

2.

Position. On the Effective Date, you will begin to serve as Interim Chief Executive Officer and President of Discover. In that capacity, you will report directly (and only) to the Board and have all of the customary authorities, duties and responsibilities that accompany these positions. All senior management of Discover shall report to or through you, other than certain limited positions that will report directly to the Board (or a committee) and that will report administratively to or through you. You also will serve as Interim President of Discover Bank and continue to serve as a member of the Board.

3.	Direct Compensation. Your direct compensation will be $7,000,000, as follows:

A.	Base Salary. Your base salary will be at a rate of $1,250,000 per year.

B.

Long-term Incentive. On or as soon as practicable after the Effective Date, you will receive a one-time award of Restricted Stock Units with a grant date value of $5,750,000 (the “RSU Award”). The RSU Award will be granted under the Discover 2023 Omnibus Incentive Plan (the “LTI Plan”), and will vest and be settled on the first to occur of (1) the completion of the merger with Capital One Financial Corporation pursuant to the Agreement and Plan of Merger dated February 19, 2024 (the “Closing”), and (2) the one year anniversary of the Effective Date. The RSU Award will be subject to the terms and conditions of the LTI Plan and the award agreement governing the RSU Award, which will be consistent with this letter agreement and which will not contain post-employment non-competition or non-solicitation covenants. Any additional long-term incentive awards will be granted at the sole discretion of the Compensation and Leadership Development Committee of the Board.

4.	Existing Equity Awards. For the avoidance of doubt, your existing Discover equity awards which are outstanding as of the Effective Date shall continue to vest in accordance with their terms.

5.

Benefits. You will be entitled to benefits consistent with senior management of Discover, including medical, dental, vision, short- and long-term disability, life insurance, accidental death and dismemberment insurance, and participation in Discover’s 401(k) plan (including any matching amounts) and paid time off policy, in each case in accordance with applicable Discover policies as in effect from time to time. You will also be eligible for reimbursement of reasonable business expenses in accordance with Discover’s Corporate Expense Policy. In addition, you will be entitled to use Discover’s aircraft for business and commuting travel, will be provided with an apartment in the Riverwoods area and will have access to a car and driver for business and personal use while in Riverwoods. Discover will reimburse you to make you whole for any taxes incurred in connection with your commuting travel. Discover will pay your expenses of advisors in connection with negotiating and documenting this letter agreement and the arrangements it contemplates, up to a maximum of $25,000.

6.

Termination Protection. In the event Discover terminates your employment without Cause or your employment terminates as a result of death or Disability (as such terms are defined in the Discover Change in Control Severance Policy (the “CiC Policy”)) or you terminate employment with Good Reason (as defined below) prior to the date the RSU Award vests, the RSU Award will accelerate immediately, subject to your (or your estate or beneficiaries) timely signing and delivery of an agreement and release with respect to any and all claims in a form substantially similar to that attached as Exhibit A hereto. However, you will not be eligible to participate in the Discover Change in Control Severance Policy or the Discover Severance Plan. After your service as Interim Chief Executive Officer and President ends, you will be compensated as a non-employee director in accordance with Discover’s Directors’ Compensation Plan for as long as you continue to serve in such role. “Good Reason” means the occurrence (without your prior written consent) of any of the following: (1) a material reduction in your annual base salary; (2) a relocation of your Riverwoods office by more than 35 miles; (3) a material adverse change in your authorities, duties or responsibilities (including reporting responsibilities); (4) a material breach by Discover of this letter agreement or any other material written agreement with you; or (5) failure of any successor to Discover to agree in writing to assume the terms of this letter agreement; provided, that a termination for Good Reason shall not have occurred unless (a) you give written notice to Discover of your termination of employment within ninety days after you first become aware of the occurrence of the circumstances constituting Good Reason, specifying in detail the circumstances constituting Good Reason, and Discover has failed within thirty days after receipt of such notice to cure the circumstances constituting Good Reason, and (b) your “separation from service” (within the meaning of Section 409A) occurs no later than two years following the initial existence of the circumstances giving rise to Good Reason. Your right to terminate your employment for Good Reason shall not be affected by your incapacity due to physical or mental illness, unless you are terminated for Disability. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason.

For purposes of this letter agreement (including any equity award), (1) poor performance, by itself, shall not form the basis for a termination of your employment for Cause, and (2) any dispute as to the determination of Cause will be adjudicated by de novo (or similar) review.

In no event shall you be obligated to seek or obtain other employment after the date of termination, or take any other action by way of mitigation of the amounts payable to you under any of the provisions of this letter agreement, and such amounts shall not be reduced, whether or not you obtain other employment.

7.

Indemnification and Cooperation. During and after your employment, Discover will indemnify you in your capacity as an officer and a member of the Board (and advance expenses in connection therewith) to the fullest extent permitted by applicable law and Discover’s charter and by-laws and shall cover you under any directors’ and officers’ liability insurance policies applicable to senior management and/or Board members. You agree (whether during or after your employment) to reasonably cooperate with Discover in connection with any litigation or regulatory matter or with any government authority on any matter, in each case, pertaining to Discover and with respect to which you may have relevant knowledge. After your employment terminates, Discover shall pay or reimburse you for all reasonable expenses incurred in such cooperation, including travel reimbursement at the same levels as when you were Interim Chief Executive Officer and Interim President and reasonable legal fees incurred if you in good faith believe independent legal counsel to be reasonably appropriate. You shall not be required to cooperate against your legal interests or the legal interests of any subsequent employer. The term “cooperation” does not mean that you must provide information that is favorable to Discover; it means only that you will provide information within your knowledge and possession upon Discover’s request.

8.

Tax Matters. Tax will be withheld by Discover as required under applicable tax requirements for any payments or deliveries under this letter agreement. This letter agreement is intended to comply with Section 409A of the Code and shall be interpreted by the parties in a manner to so comply to the extent practicable. If the parties agree in good faith that this letter agreement is not in compliance with Section 409A of the Code, the parties shall in good faith attempt to modify this letter agreement (and any related documents) to comply while endeavoring to maintain the intended economics hereunder. To the extent any taxable expense reimbursement or in-kind benefits under this letter agreement is subject to Section 409A of the Code, the amount thereof eligible in one taxable year shall not affect the amount eligible for any other taxable year, in no event shall any expenses be reimbursed after the last day of the taxable year following the taxable year in which you incurred such expenses and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit. Each payment under this letter agreement will be treated as a separate payment for purposes of Section 409A of the Code.

9.

Miscellaneous Representations. You confirm and represent to Discover, by signing this letter agreement, that: (1) you are under no obligation or arrangement (including any restrictive covenants with any prior employer or any other entity) that would prevent you from becoming an employee of Discover or that would adversely impact your ability to perform the expected services on behalf of Discover other than as previously disclosed in writing to Discover; (2) you have not taken (or failed to return) any confidential information belonging to your prior employer or any other entity, and, to the extent you remain in possession of any such information, you will never use or disclose such information to Discover or any of its employees, agents or affiliates; and (3) you understand and accept all of the terms and conditions of this letter agreement.

10.

Governing law/Dispute Resolution: This letter agreement shall be governed by the internal laws of the state of Illinois, without regard to its conflict of laws rules and any disputes shall be adjudicated in the State or Federal courts located in Chicago, Illinois.

11.	Counterparts. This letter agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

*               *               *

We look forward to your leadership.

Very truly yours,

Discover Financial Services

By:	/s/ Thomas G. Maheras

I agree with and accept the foregoing terms.

/s/ J. Michael Shepherd

Exhibit A

AGREEMENT AND GENERAL RELEASE OF CLAIMS